  Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

October 16, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Loop Industries, Inc., f/k/a First American Group Inc. (the “Company”);
Amendment No. 1 to Form 8-K, Filed September 18, 2015;

Revised Preliminary Information Statement on Schedule 14C, Filed September 15, 2015;

File No. 000-54768

Dear Mr. Spirgel:

On behalf our client, the Company, I confirm that yesterday, October 15, 2015, I spoke with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the timing of when the Company expects to file a response to the Staff letter to the Company dated (i) September 24, 2015 regarding the referenced revised preliminary information statement on Schedule 14C, and (ii) September 28, 2015, regarding the referenced Amendment No. 1 to Form 8-K. I confirm that the Company’s independent registered public accounting firm has informed the Company that it expects to have information to the Company in order for the Company to respond to the Staff’s letters by about October 20, 2015. Therefore, the Company expects to respond to the Staff’s letters not later than October 28, 2015.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo